SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ------------

                          U.S. FRANCHISE SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                          U.S. FRANCHISE SYSTEMS, INC.
                       (Names of Filing Persons (Issuer))

                                  ------------

                      Class A Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   902 956 309
                      (CUSIP Number of Class of Securities)

                                  ------------

                                Michael A. Leven
          Chairman of the Board, President and Chief Executive Officer
                         13 Corporate Square, Suite 250
                             Atlanta, Georgia 30329
                                 (404) 321-4045

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             Robert B. Schumer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3000

                            CALCULATION OF FILING FEE

-----------------------------------               ------------------------------
Transaction valuation*                            Amount of Filing Fee*
-----------------------------------               ------------------------------

* Pursuant to General Instruction D of Form TO, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:
            Form or Registration No.:
            Filing Party:
            Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.
      [X]   issuer tender offer subject to Rule 13e-4.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the announcement by U.S. Franchise Systems, Inc., a Delaware corporation (the "Company"), of its intention to commence a tender offer to purchase up to 8,666,666 shares, or such lesser number of shares as are properly tendered (subject to at least 3.0 million shares being properly tendered), of its Class A common stock, par value $.01 per share and Class B common stock, par value $0.01 per share, at a price of $7.50 per share, net to the seller in cash, without interest. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e- 4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM 12     EXHIBIT.

(a) (5)     Press Release, dated June 2, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2000

                                    U.S. FRANCHISE SYSTEMS, INC.

                                    By:         *
                                          ---------------------
                                          Name:
                                          Title:

* Pursuant to General Instruction D of Form TO, no signature is required.

                                INDEX TO EXHIBITS

Exhibit Number Description

(a) (5)        Press Release, dated June 2, 2000

                                        4